Exhibit 99.1

Nano Dimension Extends its EMEA 3D-Printed Electronics Market Coverage with Reseller in Turkey

NESS ZIONA, Israel, February 14, 2018 - Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that it has entered into a reseller agreement with CDT Bilgi Teknolojileri. CDT provides electronic design automation solutions to customers in Turkey, the Middle East and Central Asia. As part of the agreement, CDT will lease Nano Dimension’s DragonFly 2020 Pro 3D Printer, which will be used for demonstrations, as well as for training purposes.

The agreement underpins Nano Dimension’s growth strategy to build a global network of trusted partners, and enhances its position in emerging markets that present significant opportunities for growth.

Located in Istanbul, Turkey, CDT will promote, distribute and showcase Nano Dimension’s DragonFly 2020 Pro 3D Printer to electronics, defense, automotive, aerospace and manufacturing companies and research institutions in Turkey, Middle East and Central Asia. CDT solutions currently support electronic design, analysis, simulation and manufacturing processes, helping its customers to shorten the development cycle.

“With Turkey’s growth and CDT’s technical know-how and connection with a wide range of customers, this strategic agreement allows us to pursue this rapidly growing marketplace, reach a wide variety of industries, and contribute to the growth for Nano Dimension in EMEA,” said Amit Dror, CEO of Nano Dimension.

“Nano Dimension provides a unique solution to enable our customers to take control of their entire development cycle, shorten workflows, improve efficiencies and reduce time to market,” said Alpay Gogus, general manager CDT. “There is a very strong demand from our customers to realize the benefits of additive manufacturing of electronics and overcome the challenges of hardware development, and we believe Nano Dimension is key to the solution.”

Nano Dimension’s DragonFly 2020 Pro 3D Printer is shaping the electronic additive manufacturing market by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About CDT

CDT is the leading electronic design automation solutions provider in Turkey, Middle East and Central Asia.  CDT solutions support electronic design, analysis, simulation as well as manufacturing processes and enable companies achieve Industry 4.0 objectives. The comprehensive CDT portfolio covers PCB, FPGA/ASIC, and cabling design, PCB manufacturing and reliability engineering.

CDT serves global and regional leaders in electronics, telecommunications, defense, automotive, aerospace and manufacturing industries where it combines decades of experience, deep technology expertise and uncompromising professionalism to offer services from training to consulting and technical support to custom solution configuration. For more information please visit www.cdtas.com.tr.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that CDT will promote, distribute and showcase Nano Dimension’s DragonFly 2020 Pro 3D Printer to electronics, defense, automotive, aerospace and manufacturing companies and research institutions in Turkey, Middle East and Central Asia, and that the strategic agreement will allow Nano Dimension to pursue the rapidly growing marketplace, reach a wide variety of industries, and contribute to significant growth for Nano Dimension in EMEA. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com